Exhibit 99.1

El Domo - Curipamba Project Fully Permitted to Start Construction

Trading Symbols:  SVM (TSX/NYSE American), SRL (TSXV), SRLZF (OTCQB)

VANCOUVER, BC, Aug. 6, 2024 /CNW/ - Silvercorp Metals Inc. ("Silvercorp" or the "Company") (TSX: SVM) (NYSE American: SVM) and Salazar Resources Limited ("Salazar") (TSXV: SRL) (OTCQB: SRLZF) are pleased to announce that the Ministry of Energy and Mines of the Government of Ecuador ("MEM") has issued a Resolution of Change of Phase for the El Domo-Curipamba Project (the "Project").

The Resolution of Change of Phase advances the legal status of the Project from the Economic Evaluation Phase to the Exploitation Phase and allows for the start of construction and subsequent operation of the mine. The Change of Phase for a medium-scale project, such as El Domo – Curipamba, is equivalent to the Exploitation Agreement for large-scale mines in Ecuador such as Fruta del Norte and Mirador.

Dr. Rui Feng, Chairman and CEO of the Company, commented: "The Resolution of Change of Phase is the final major approval required for full stage construction to start for the El Domo-Curipamba Project. With the achievement of this important milestone, we reaffirm our commitment to modern, responsible development that will benefit the communities where we operate and the Country of Ecuador as a whole."

Fredy E. Salazar, President and CEO of Salazar, commented: "First, I want to thank the team for achieving this milestone, which reflects their continued dedication over the past years. We look forward to El Domo becoming the next major industrial mine in Ecuador."

About Silvercorp

Silvercorp is a Canadian mining company producing silver, gold, lead, and zinc with a long history of profitability and growth potential. The Company's strategy is to create shareholder value by 1) focusing on generating free cashflow from long-life mines; 2) organic growth through extensive drilling for discovery; 3) ongoing merger and acquisition efforts to unlock value; and 4) a long-term commitment to responsible mining and ESG. For more information, please visit our website at www.silvercorpmetals.com.

About Salazar

Salazar Resources Limited is focused on creating value and positive change through discovery, exploration, and development in Ecuador. The team has an unrivalled understanding of the geology in-country and has played an integral role in the discovery of many of the major projects in Ecuador, including the two newest operating gold and copper mines. Salazar Resources has a wholly owned pipeline of copper-gold exploration projects across Ecuador with a strategy to make another commercial discovery and farm-out non-core assets. The Company actively engages with Ecuadorian communities and together with the Salazar family it co-founded The Salazar Foundation, an independent non-profit organization dedicated to sustainable progress through economic development. The Company already has carried interests in three projects. At its maiden discovery, Curipamba, Salazar Resources has a 25% stake fully carried through to production. At two copper-gold porphyry projects, Pijili and Santiago, the Company has a 20% stake fully carried through to a construction decision.

For further information:

Silvercorp Metals Inc.	Salazar Resources Ltd.
Lon Shaver	Nick DeMare
President	Director
Phone: (604) 669-9397	Phone: (604) 685 9316
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca	Email: ndemare@chasemgt.com
Website: www.silvercorpmetals.com	Website: www.salazarresources.com

CAUTIONARY DISCLAIMER - FORWARD-LOOKING STATEMENTS

This news release includes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable securities laws relating to, among other things the discussions regarding strategies for the development of El-Domo; the adoption of a strategy and the timing thereof; the obtaining of key approvals, permits and environmental licensing approval for the El-Domo and the timing thereof; the start of construction at El Domo and the timing thereof. By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, amongst others, risks related to the exploration, development, production, recoveries and other anticipated or possible future developments at El Domo, including, without limitation, that exploration, development and production activities will not occur or be as anticipated and that environmental licensing will not be approved; failure to obtain the environmental licensing approval for the El-Domo along with other key permits and approvals and to start construction; the  outcome of the appeal (the "Appeal") to the provincial court of the ruling made by the local court in Las Naves Canton, Bolívar Province, Ecuador in respect of litigation brought by a group of plaintiffs concerning the environmental consultation process for the Project; and general economic, business and political conditions. Forward-looking information may in some cases be identified by words such as "will", "anticipates", "expects", "intends" and similar expressions suggesting future events or future performance.

We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors, including the Appeal or subsequent developments in the litigation and potential  impacts of the Appeal or such subsequent litigation developments on the Project, could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We cannot guarantee that any forward-looking information will materialize and you are cautioned not to place undue reliance on this forward-looking information. Any forward-looking information contained in this news release represent expectations as of the date of this news release and are subject to change after such date. However, we are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information, the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.

A comprehensive discussion of other risks that impact Silvercorp can also be found in their public reports and filings which are available under its profile at www.sedarplus.ca.

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SOURCE Silvercorp Metals Inc

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%CIK: 0001340677

CO: Silvercorp Metals Inc

CNW 08:00e 06-AUG-24